Date: May 25, 2011	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: YUKON-NEVADA GOLD CORP (AMENDED)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	30-05-2011 (AMENDED)
Record Date for Voting (if applicable) :	30-05-2011 (AMENDED)
Beneficial Ownership Determination Date :	30-05-2011 (AMENDED)
Meeting Date :	29-06-2011
Meeting Location (if available) :	#900, 688 West Hastings Street
Vancouver, BC V6B 1P1

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	98849Q101	CA98849Q1019

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for YUKON-NEVADA GOLD CORP